UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1)

or 13(e)(1)of the Securities Exchange Act of 1934

(Amendment No.             )

UNIOIL

(Name of Subject Company (issuer))

WATTENBERG ACQUISITION CORPORATION

a wholly owned subsidiary of

PETROLEUM DEVELOPMENT CORPORATION

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, par value $0.01 per share

(Title of Class of Securities)

904808300

(CUSIP Number of Class of Securities)

Thomas Riley

President

Petroleum Development Corporation

103 East Main Street

Bridgeport, West Virginia 26330

(304) 842-3597

(Name, Address, and Telephone numbers of person authorized

to receive notices and communications on behalf of filing persons)

Copy to:

John Elofson

Davis Graham & Stubbs LLP

1550 Seventeenth Street, Suite 500

Denver, Colorado 80202

Telephone: (303) 892-9400

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee
Not Applicable	Not Applicable

*	Set forth the amount on which the filing fee is calculated and state how it was determined.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
Form or Registration No.:
Filing Party:
Date Filed:

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13E-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 12. Exhibits

99.1	Press Release issued by Petroleum Development Corporation, dated October 20, 2006.

Signatures

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 20, 2006	PETROLEUM DEVELOPMENT CORPORATION

/s/ Darwin L. Stump
	By:	Darwin L. Stump
	Title:	Chief Financial Officer